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                                                               November 14, 2002


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                     Interim Report Under Rule 24 of the
                  Public Utility Holding Company Act of 1935
                            Columbia Energy Group
                             801 East 86th Avenue
                            Merrillville, IN 46410

                               File No. 70-9127


Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated January 23, 1998, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that:



                        Confidential treatment requested.




                                    Very truly yours,

                                    COLUMBIA ENERGY GROUP

                                    By:    /s/ Jeffrey W. Grossman
                                           -------------------------------------
                                           Jeffrey W. Grossman
                                           Vice President and Controller